UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CDEX, INC.

(Name of Issuer)

Class A Common Stock, par value $0.005 per share

(Title of Class of Securities)

12507E102

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12507E102 13G
1		NAMES OF REPORTING PERSONS
Hogan Lovells US LLP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,224,325
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
5,224,325
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,224,325
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
4.7%
12		TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO. 12507E102

Explanatory Note:

This amendment No. 1 amends and restates in its entirety the Schedule 13G filed on June 21, 2011, by the Reporting Person relating to the shares of Class A Common Stock, par value, $0.005 per share of CDEX, Inc.

Item 1(a).       Name of Issuer:

CDEX, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4555 South Palo Verde Road, Suite 123, Tucson, AZ  85714

Item 2(a).	Name of Person Filing:

Hogan Lovells US LLP (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

555 Thirteenth Street, N.W., Washington, DC 20004

Item 2(c).	Citizenship:

District of Columbia Limited Liability Partnership

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.005 per share

Item 2(e).	CUSIP Number:

12507E102

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

            As of December 31, 2011, the Reporting Person beneficially owns in the aggregate 5,224,325 shares of Class A Common Stock.

(a)	Amount beneficially owned: 5,224,325.
(b)	Percent of class: 4.7% 1/.
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 5,224,325.
	(ii)	Shared power to vote or to direct the vote: -0-.

	(iii)	Sole power to dispose or to direct the disposition of: 5,224,325.

	(iv)	Shared power to dispose or to direct the disposition of: -0-.

1/	Based upon a total of 109,996,717 shares of Class A Common Stock outstanding as of January 17, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended October 31, 2011.

CUSIP NO. 12507E102

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:X

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOGAN LOVELLS US LLP

February 14, 2012	/s/ Prentiss E. Feagles
(Date)	(Signature)

Prentiss E. Feagles
(Name)